Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE ANNOUNCES FOURTH QUARTER AND FULL FISCAL YEAR 2011 RESULTS

OTTAWA, Canada, May 4, 2011 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced financial results for the fourth quarter and full fiscal year 2011, ended February 28, 2011.  All figures are in U.S. dollars and in accordance with Canadian generally accepted accounting principles.

Revenue for the full fiscal year 2011 was $118.0 million, compared with $158.0 million for the prior fiscal year.  Revenue from customers outside North America increased to $21.9 million or 18% of total revenue for the full fiscal year 2011, compared with $11.5 million or 7% of total revenue in the prior fiscal year.

Net income for the full fiscal year was $2.0 million or $0.05 per diluted share, compared with net income of $27.8 million or $0.85 per diluted share in the prior fiscal year.

Revenue for the fourth quarter of fiscal 2011 was $15.1 million, compared with $61.0 million in the fourth quarter of fiscal 2010.  Revenue from customers outside North America increased to $4.9 million, compared with $4.2 million in the third quarter of fiscal year 2011 and $2.8 million in the fourth quarter of the prior fiscal year.  DragonWave had two customers that contributed more than 10% of total revenue in the fourth quarter.

Net loss in the fourth quarter of fiscal year 2011 was $8.9 million or ($0.25) per diluted share, compared with net income of $12.8 million or $0.34 per diluted share in the fourth quarter of 2010.  Gross margin in the fourth quarter of fiscal year 2011 was 29%, compared with 43% in the fourth quarter of the prior fiscal year.  The gross margin in the fourth quarter of fiscal 2011 reflects the inclusion of an inventory impairment provision of $2.1 million, compared to $0.3 million in the fourth quarter of the prior fiscal year.

“We made progress this quarter to broaden our global market presence to address the burgeoning growth of data traffic for mobile operators,” said DragonWave President and CEO Peter Allen.  “We are actively engaged and well positioned with a number of major mobile operators in different geographies throughout the world and are working to expand channels and actively pursuing opportunities to make acquisitions.”

Cash, cash equivalents, restricted cash, and short-term investments totaled $89.7 million as of the end of Q4 FY2011, compared to $95.4 million at the end of Q3 FY2011 and $113.4 million at the end of Q4 FY2010.

Revenue Outlook for Q1 FY2012

DragonWave expects revenue for Q1 FY2012 to be approximately $15 million.

Conference Call Details:

The DragonWave management team will discuss the results on a conference call and webcast beginning at 8:30 a.m. Eastern Time, tomorrow, May 5, 2011.  The conference call can be accessed by dialing 877-312-9202 in North America, or 408-774-4000 outside North America.

The webcast link and presentation slides can be accessed at the investor relations section of the DragonWave website at http://investor.dragonwaveinc.com/events.cfm.  An archive of the webcast will be available at the same link.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® is a registered trademark of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release, including the estimate of revenue for the first quarter of fiscal year 2012 provided above, constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws.  These statements are subject to certain assumptions, risks and uncertainties.  Material factors and assumptions used to develop such estimates include:

•                  DragonWave’s expectations regarding network deployment plans of its existing and new customers; and

•                  DragonWave’s expectations regarding the volume and timing of anticipated order activity.

Readers are cautioned not to place undue reliance on such statements. These statements are provided to assist external stakeholders in understanding DragonWave’s expectations as of the date of this release and may not be appropriate for other purposes.

Actual results, performance, achievements or developments of DragonWave may differ materially from the results, performance, achievements or developments expressed or implied by such statements.  Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in DragonWave’s Annual Information Form dated May 4, 2011 and other public documents filed by DragonWave with Canadian and United States securities regulatory authorities, which are available at www.sedar.com and www.sec.gov, respectively, and include the following:

•                  DragonWave relies on a small number of customers for a large percentage of its revenue and DragonWave’s future growth depends on the success of its customer diversification efforts.

•                  DragonWave’s growth is dependent on the development and growth of the market for high-capacity wireless communications services.

•                  Network deployment plans by DragonWave’s existing and potential customers are capital intensive and the timing of such deployments is affected by such customers’ access to capital.

•                  DragonWave faces intense competition from several competitors and if it does not compete effectively with these competitors, its revenues may not grow and could decline.  DragonWave also faces competition from indirect competitors.

•                  DragonWave relies on its suppliers to supply components for its products and the Company is exposed to the risk that these suppliers will not be able to supply components on a timely basis, or at all.

•                  DragonWave may conduct acquisitions of products and businesses. There are risks associated with such acquisitions.

•                  DragonWave’s success depends on its ability to develop new products and enhance existing products.

•                  If DragonWave is required to change its pricing models to compete successfully, its margins and operating results may be adversely affected.

•                  DragonWave’s quarterly revenue and operating results can be difficult to predict and can fluctuate substantially.

•                  DragonWave has a lengthy and variable sales cycle.

DragonWave assumes no obligation to update or revise any forward-looking statements or forward-looking information, whether because of new information, future events or otherwise, except as expressly required by law.

Investor Contact:	Media Contact:
John Lawlor VP, Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: 613-895-7000	Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext. 2262

CONSOLIDATED BALANCE SHEETS

Expressed in US $000’s

	As at	As at
	February 28,	February 28,
	2011	2010
Assets
Current Assets
Cash and cash equivalents	77,819	105,276
Restricted cash	714	—
Short term investments	11,181	8,074
Trade receivables	11,579	28,926
Inventory	28,204	23,910
Other current assets	5,306	2,522
Future income tax asset	553	436
	135,356	169,144
Long Term Assets
Property and equipment	7,560	7,116
Future income tax asset	808	59
Intangible assets	14,929	430
Goodwill	11,927	—
	35,224	7,605

Total Assets	170,580	176,749

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	15,967	33,949
Income taxes payable	—	835
Deferred revenue	1,453	1,017
Contingent royalty	622	—
Contingent consideration	14,622	—
	32,664	35,801

Long Term Liabilities
Contingent royalty	3,290	—
Other long term liabilities	1,999	2,102
	5,289	2,102

Shareholders’ equity
Capital stock	171,570	179,174
Contributed surplus	2,488	1,375
Deficit	(31,813)	(32,085)
Accumulated other comprehensive loss	(9,618)	(9,618)
	132,627	138,846

Total Liabilities and Shareholders’ Equity	170,580	176,749

Shares issued & outstanding	35,421,893	36,934,917

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME (LOSS)

Expressed in US $000’s except share and per share amounts

	Three months ended		Twelve months ended
	February 28		February 28
	2011	2010	2011	2010

REVENUE	15,105	60,973	118,010	157,989
Cost of sales	10,697	34,808	67,460	91,565
Gross profit	4,408	26,165	50,550	66,424

EXPENSES
Research and development	5,572	5,069	18,676	14,620
Selling and marketing	3,964	4,481	17,303	13,917
General and administrative	3,340	2,679	11,817	7,405
Government assistance	(144)	—	(390)	—
	12,732	12,229	47,406	35,942
Income (loss) before amortization of intangible assets and other items	(8,324)	13,936	3,144	30,482

Amortization of intangible assets	(472)	—	(893)	(207)
Accretion expense	(271)	—	(393)	—
Interest income	37	60	233	89
Investment gain	(161)	—	7	—
Gain on sale of property and equipment	—	—	—	258
Foreign exchange gain (loss)	536	(991)	678	(2,436)
Income (loss) before income taxes	(8,655)	13,005	2,776	28,186

Income tax expense	235	203	801	341
Net and Comprehensive Income (Loss)	(8,890)	12,802	1,975	27,845

Income (loss) per share
Basic	(0.25)	0.35	0.06	0.88
Diluted	(0.25)	0.34	0.05	0.85

Weighted Average Shares Outstanding
Basic	35,208,606	36,461,643	35,812,507	31,523,226
Diluted	35,208,606	37,914,914	36,741,961	32,635,342

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in US $000’s

	Three months ended		Year ended
	February 28		February 28
	2011	2010	2011	2010

Operating Activities
Net (loss) Income	(8,890)	12,803	1,975	27,845
Items not affecting cash				—
Amortization of property and equipment	796	591	2,895	1,416
Amortization of intangible assets	445	62	893	207
Accretion expense	271	—	393	—
Non cash royalty amortization	(140)	—	(266)	—
Stock-based compensation	459	225	1,442	911
Unrealized foreign exchange loss	(156)	1,443	134	1,995
Gain on sale of property and equipment	—	—	—	(258)
Non cash future income tax expense	235	—	358	—
Benefit on recognition of future income tax asset	—	(242)	—	(486)
Inventory impairment	2,097	314	3,285	969
Accrued interest on short term investments	(5)	(13)	(5)	(14)
	(4,727)	15,183	11,104	32,585

Changes in non-cash working capital items	(1,052)	580	(12,296)	(4,682)
	(5,779)	15,763	(1,192)	27,903

Investing Activities
Acquisition of property and equipment	(631)	(960)	(3,839)	(4,960)
Acquisition of intangible assets	(330)	(160)	(867)	(446)
Acquisition of Axerra Networks Inc., net of cash acquired	—	—	(8,700)	—
Purchase of short term investments	(11,513)	—	(135,480)	—
Maturity of short term investments	47,275	4,775	132,378	3,825
	34,801	3,655	(16,508)	(1,581)

Financing Activities
Change in line of credit	—	—	—	(574)
Share repurchase	—	—	(10,738)	—
Issuance of common shares net of issuance costs	762	1,694	1,115	70,350
	762	1,694	(9,623)	69,776

Effect of foreign exchange on cash and cash equivalents	156	(1,443)	(134)	(1,995)
Effect of functional currency change	—		—	4,480

Net increase (decrease) in cash and cash equivalents	29,940	19,669	(27,457)	98,583

Cash and cash equivalents at beginning of period	47,879	85,607	105,276	6,693

Cash and cash equivalents at end of period	77,819	105,276	77,819	105,276

Cash paid during the period for interest	—	1	194	26